UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Rule 13e-3 Transaction Statement (Under Section 13(e) of the Securities Exchange Act of 1934)

_________________________Pacific Security  Companies, Inc.______________________

(Name of the Issuer)

________________________Pacific Security , Companies Inc._____________________

(Name of Person(s) Filing Statement)

________________________________Common Stock_____________________________

(Title of Class of Securities)

____________________________________None__________________________________

(CUSIP Number of Class of Securities)

David L Guthrie

President & CEO

Pacific Security Companies, Inc.

10 N. Post St. Suite 325

Spokane, WA 99201

_______________________________(509) 444-7700______________________________

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X]  The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§2240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [  ]  The filing of a registration statement under the Securities Act of 1933.

c. [  ]  A tender offer.

d. [  ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [X]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [  ]

Calculation of Filing Fee

Transaction valuation - Set forth the amount of which the filing fee is calculated and state how it was determined.

The filing fee was calculated by taking the value of the common stock being reverse split by the Company (since the company ascribes no value to the common stock being purchased the nominal value of $0.10 per share was used resulting in a deemed value of $107,827) and multiplying by 1/50th of one percent (.0002).

Amount of filing fee: $21.57

[  ]  Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________

Form or Registration No.: ______________________

Filing Party:  ________________________________

Date Filed:  _________________________________

SUMMARY TERM SHEET

Item 1.  Summary Term Sheet.

*

Pacific Security Companies, Inc. ( the “Company”) is undergoing a reverse split of common stock on a one for ten thousand share basis so that common shareholders will receive one share of common stock for each ten thousand  shares of common stock held before the reverse split.

*

The reverse stock split is the first step of a going-private transaction.  The market value calculation was performed by Mark P. Pagano of Pagano Appraisal Group, LLC.  A copy of the appraisal is available on request.

*

Shareholders owning less than ten thousand  shares do not have the option to continue as investors in Pacific Security Companies.

*

The Board of Directors of the Pacific Security Companies, Inc. assigns no value to the common stock of the Company.

*

The Company understands and believes that the tax implications of the reverse stock split will be as follows: There should be no effect at the corporate level (on the company’s books), and a long-term capital gain/loss at the shareholder level depending on your cost basis.  The Company is not in the business of rendering tax or investment advice, and urges investors to consult an income tax professional for help determining your basis, if necessary.

*

Management has enumerated the following five reasons for the reverse stock split: 1. Reduce accounting fees, 2. Reduce regulatory burden, 3. Reduce risk of derivative lawsuit should shareholders disagree with management’s actions, 4. Convert to strictly family-owned company, and 5. Prepare the Company for possible sale or infusion of additional equity.

*

Management believes the proposed reverse stock split to be fair based on the fact that the repurchase price of the shares is supported by the  appraisal report and events subsequent to the appraisal.

*

After the effective date of the reverse stock split, unaffiliated shareholders will no longer be shareholders of the company and will not benefit from any of the company’s future earnings or from any future increase in the value of shares of the company’s stock.  None of the unaffiliated stockholders currently owns more than 10,000 shares of common stock.

*

Per RCW 23B.13.210, shareholders wishing to dissent with the reverse stock split action being initiated by the board of directors and management may respond as follows:  (a) Deliver to Pacific Security Companies before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

*

Anyone with questions about the reverse stock split may contact Don Migliuri, CFO, at (509) 444-7700.

Item 2.  Subject Company Information.

(a)

Name and address.

Pacific Security  Companies, Inc.

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

(b)

Securities.

As of June 30, 2004, the Company had 1,078,278.98 total outstanding common shares as of common stock, no par value; and 3,000 shares of Class A preferred stock, $100 par value, outstanding.

(c)

Trading market and price.

There is no established market for trading in the Company's common stock. Periodically we will purchase and retire our common stock, but we do not solicit such purchases.

There is no market information relative to the common stock price of our stock as it is not actively traded.

(d)

Dividends.

No dividends have been declared since 1990.

(e)

Prior public offerings.

We have made no underwritten public offering of the common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior stock purchases

During the past two years we have purchased shares from shareholders wishing to liquidate their holdings in the Company. The following table shows for each quarter during that period the amount of shares purchased, the range of prices paid and the average purchase price.

Fiscal Year end 7/31/04	No. of Shares	Price Range	Average Price Paid
First Quarter	195.9	3.00	3.00
Second Quarter	-	-	-
Third Quarter	1881.7	2.00	2.00
Fourth Quarter	1335.4	1.75-2.00	1.81
Fiscal Year end 7/30/03
First Quarter	932.6	3.00	3.00
Second Quarter	173.5	3.00	3.00
Third Quarter	2,155.6	3.00	3.00
Fourth Quarter	670.3	3.00	3.00

Item 3.  Identity and Background of Filing Person.

(a)

Name and address

This filing is being made by:

Pacific Security  Companies, Inc.

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

Executive Officers and Directors:

David L. Guthrie, President; Director, Chairman of the Board

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

Kevin M. Guthrie, ; Director

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

Donald J. Migliuri, Secretary/Treasurer; Director

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

Constance M. Guthrie, Director

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

Julian Guthrie, Director

N. 10 Post Street

325 Peyton Building

Spokane, WA 99201

(509) 444-7700

(b)

Business and background of entities

n/a

(c) Business and Background of natural persons.

David L. Guthrie became Chairman of the Board in 2002 and has been the president of Pacific Security  Companies, Inc. since 1999 and vice president since 1989. Mr.Guthrie was formerly a financial consultant with Merrill Lynch in Spokane, Washington.  Mr. Guthrie is a NASD licensed securities sales person (registered representative) and broker-dealer (general securities principal). He is a licensed real estate broker in the state of Washington and has obtained the CCIM designation (certified commercial investment member) awarded by the commercial real estate investment institute. He is a graduate of the University of Washington.

Kevin M. Guthrie was the vice president of Pacific Security  Companies, Inc. from 1985 to 2002.. Mr.Guthrie has served as property manager for the Company since 1976. .  Mr. Guthrie resigned as an officer and terminated employment with the Company on October 15, 2002, to work for a Spokane property management firm that manages the Company’s rental properties located in Spokane.

Donald J. Migliuri has been treasurer of Pacific Security  Companies, Inc. since 1990 and Secretary since 1991. Mr. Migliuri was a Certified Public Accountant and has served as an accounting officer with various diversified financial services companies for over 20 years. He also is a certified management accountant (CMA) and has a masters degree in business administration.

Constance M. Guthrie is a housewife and has not been employed outside the home during the past ten years.

Julian Guthrie is a reporter for the San Francisco Examiner. She covered general news for the paper for two years and in 1998 was named education reporter, responsible for covering all education issues in the Bay Area. Before that, she was senior editor of a lifestyle magazine in San Francisco and also worked as a freelance writer for the Examiner, covering breaking business, political and lifestyle stories. She currently lives in San Francisco.

No person listed above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

No person listed above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction.

(a)

Material terms.

At a Special Meeting, the stockholders will be asked to consider and vote upon a proposal to approve an amendment to Article 4 of the Company’s Articles of Incorporation which would effect a 1 - for – 10,000 reverse split of the common stock of the Company by reducing the number of authorized shares of common stock from 2,500,000 shares to 250 shares. No fractional shares of the post- reverse split Common Stock will be issued.

Stockholders with less than 10,000 shares of common stock will receive no  consideration from the Company for their shares.

If the reverse split is effected, the officers, directors and certain family members will own 100% of the outstanding common stock. Such individuals now own approximately 86 % of the outstanding common stock.

As disclosed herein, the Company and the management has current plans or proposals to effect extraordinary corporate transactions such as mergers, reorganizations or liquidation; to sell or transfer a material amount of its assets; to change its board of directors or management; to materially change its dividend policy of indebtedness or capitalization or otherwise to effect any material change in its corporate structure or business.

Federal Income Tax Consequences

THE FOLLOWING DISCUSSION SUMMARIZING MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS BASED ON CURRENT LAW.  STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

The receipt of Post-Reverse Split Common Stock in exchange for Common Stock will not result in the recognition of gain or loss to a stockholder, and the adjusted tax basis of a stockholder in the Post-Reverse Split Common Stock will be the same as the stockholder's adjusted tax basis in the exchanged Common Stock.

A stockholder who owns 10,000 or more shares of Common Stock and does not hold a number of shares of Common Stock that is evenly divisible by 10,000 will receive shares of Post-Reverse Split Common Stock and no fractional shares of Post-Reverse Split Common Stock.

THE TAX DISCUSSION SET FORTH ABOVE DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC STOCKHOLDER.  STOCKHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTION, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Surrender of Certificates for New Certificates (Book Entry Form)

As soon as possible after the effective date of the reverse stock split, a transmittal letter with instructions for submission of stock certificates will be sent to shareholders of record with more than 10,000 shares as of the effective date of the reverse split.

(b) Purchases

n/a

(c) Different terms

There are no terms or arrangements that treat any common shareholder differently from other common shareholders. All our common shareholders will be treated equally.

(d) Appraisal rights.

Pursuant to the Revised Code of Washington 23B.13.010, any shareholder of a corporation shall have the right to dissent from and to obtain payment of the fair value of the shareholder's shares in the event the consummation of an amendment to the articles of incorporation that materially reduces the number of shares owned by to a fraction of a share if the fractional share so created is to be acquired for cash. The proposed amendment to our Articles of Incorporation, reverse split of our common shares and subsequent purchase of the resulting fractional shares meets these criteria for the right of our shareholders to dissent and obtain payment for their shares. Shareholders who wish to dissent and demand payment for their shares must refrain from voting their shares in favor of the proposed reverse split.

A copy of RCW 23B.010-.310 setting forth the right and procedure for shareholders to dissent is annexed to this Rule 13e-3 Transaction Statement as Exhibit f.

(e) Provisions for unaffiliated security holders.

We have made no provision in connection with this transaction to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal service at our expense.

(f) Eligibility for listing or trading.

Not applicable

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions.

Note Receivable

At July 31, 2004 and 2003, the Company had no related party amounts receivable.

Installment Contracts, Mortgage Notes and Notes Payable

At July 31, 2004 and 2003, the Company had no related party amounts payable.

Debenture bonds:

Included in debenture bonds at July 31, 2004 and 2003, is approximately $46,000  and $80,000, respectively, that is payable to related parties.  These debentures bear interest at the prevailing market rate on the date of issuance.

Accrued expenses and other liabilities:

At July 31, 2004 and 2003, the following demand notes were payable to related parties:

2004

2003

Amount

Interest

Amount

Interest

Rate

Rate

Wayne E. Guthrie

-

$52,814

7.50%

Constance Guthrie

$51,280

7.50%

$47,604

7.50%

Other stockholders &

Employees

$     551

7.50%

$     515

7.50%

$51,831

$100,933

Interest income and expense:

The approximate amount of related party interest income and expense included in the accompanying consolidated statement of operations during the years ended July 31, 2004, 2003, and 2002 is as follows:

  2004

  2003

  2002

Interest income

-

$ 7,000

$18,000

Interest expense

$12,000

$12,000

$14,000

(b) Significant corporate events.

There have been various negotiations, transactions or material contacts during the past two years between the Company and persons listed in Item 3 above concerning  merger, consolidation, acquisition or tender offer for or other acquisition of any class of the Company’s securities, election of directors; or sale or other transfer of a material amount of the Company’s assets..

(c) Agreements involving the subject company's securities.

There are no agreements, arrangements or understandings, whether or not legally enforceable, between the Company (and any person listed in Item 3 above), and any other person with respect to the securities of the Company.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)

Purpose.

The purpose of the amendment to reverse split our common stock is to acquire the entire equity interest of the Company not now owned by the directors, executive officers and other affiliates of the Company and thereby to take the company private. We are proposing this transaction in order to take the company private and thereby become eligible to terminate our reporting obligations under Section 15(d) of the Act. Because we are subject to the Act we are required to incur considerable annual legal and accounting expenses to comply with the Act’s reporting requirements including preparation of annual reports of Form 10K, Quarterly reports on Form 10Q and compliance with the Proxy Rules.  These current expenses are in excess of $40,000 per year. The Company expects to incur significant other expenses commencing in 2005 as a result of legal requirements to comply with all aspects of the Sarbanes Oxley. The purpose of Section 15(d) of the Act is to provide current public information to the marketplace for companies whose shares are publicly traded. There has been no public market for our common stock for over thirty years. Our management is the record and beneficial owner, or has voting authority for 927,317 shares approximately  86.1 % of the outstanding common stock and 3,000 shares (100%) of our outstanding preferred stock. The balance of our common stock is held by approximately 1,000 unaffiliated shareholders. Our common stock has never traded publicly and is not likely to in the future.

(b) Use of securities acquired.

It is our intention to hold the fractional shares acquired in the reverse split as treasury shares.

(c) Plans.

In addition to our plan to terminate our obligation to file reports under Section 15(d) of the Securities Exchange Act, we have some plans, proposals or negotiations that may relate to or would result in:

(1)

An extraordinary transaction, such as a merger, reorganization or liquidation of our company;

(2)

A purchase, sale or transfer of a material amount of our assets;

(3)

A material change in our present dividend rate or policy, or indebtedness or capitalization;

(4)

A change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)

Other material change on our corporate structure or business;

(6)

The acquisition by any person of additional securities of our company or the disposition of our securities.

(d) Subject company negotiations.

Not applicable

Item 7.  Purposes, Alternatives, Reasons and Effects.

(a)

Purposes.

We are proposing this transaction in order to take the company private and thereby become eligible to terminate our reporting obligations under Section 15(d) of the Act. Because we are subject to the Act we are required to incur considerable annual legal and accounting expenses to comply with the Act’s reporting requirements including preparation of audited financial statements, annual reports of Form 10K, Quarterly reports on Form 10Q, compliance with the Sarbanes-Oxley requirements and compliance with the Proxy Rules. The purpose of the Act is to provide current public information to the marketplace for companies whose shares are publicly traded. There has been no public market for our common stock for over thirty years. Our management is the record and beneficial owner, or has voting authority for 927,317 shares approximately  86.1 % of the outstanding common stock and 3,000 shares (100%) of our outstanding preferred stock. The balance of our common stock is held by approximately 1,000 unaffiliated shareholders.

(b)  Alternatives.

We considered the alternative of maintaining the status quo of remaining a reporting company with no public trading market and the possibility of attempting to establish an active public market for our shares. We rejected the status quo approach because of the considerable expense and commitment of management resources to fulfill our reporting requirements with no perceived benefit to us as a company or to our shareholders. We rejected the approach of attempting to establish a public market for our shares after we discovered that the Company’s losses combined with its relatively small size make it impossible to list with an exchange.

The reverse split ratio of 10,000:1 was chosen because it is a number that will eliminate all minority shareholders.  The decision was made to eliminate all minority shares rather than leaving open the possibility of allowing a small number of minority shareholders to remain as investors with a lower ratio because individual share sales by remaining minority investors could cause the number of shareholders to increase above 300 again, requiring the Company to have to start reporting to the SEC again.

(c) Reasons.

The Company has been inhibited in the past from executing a reverse stock split by a lack of funds.  The principal reasons for taking the Company private are as follows:

(i)

Reduce accounting fees;

(ii)

Reduce regulatory burden;

(iii)  Reduce the risk of a derivative lawsuit should shareholders disagree with management’ actions;

(iv)

Convert to a strictly family-owned company;

(v)

Prepare the Company for possible sale or infusion of additional equity.

(d) Effects.

The effect of the transaction will be that our approximately 1,000 unaffiliated shareholders will receive no shares in the reverse split.  After the transaction our shares will be 100% owned by our current management.

Immediately thereafter we intend to apply to have our reporting obligations under the Act terminated and we will be a privately held corporation..

Income tax effects on the corporation, as understood by management, will be as follows:   1. No effect at the corporation level, and 2. Capital gain/loss to shareholders.

The transaction will have no negative effects on debt covenants, as no line of credit arrangements are currently outstanding.

Item 8.  Fairness of the Transaction.

(a) Fairness.

Company management and the board of directors reasonably believe that the transaction is fair to unaffiliated shareholders. No director dissented or abstained from voting on the transaction.  The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required.  However, the transaction is still considered fair, since the benefits which are expected to accrue to surviving investors would accrue to no one if the transaction were not consummated.  For a review of those potential benefits see section titled “Reasons” above.

(b)

Factors considered in determining fairness.

The board of directors has concluded that the Offer is fair to the nonaffiliated shareholders of the Company.  The Company has relied on an appraisal of the Company prepared by Pagano Appraisal Group to ensure that appropriate factors as outlined in Instruction 2 of Item 1014 of Regulation M-A were considered in the price per share arrived at.

(c) Approval of security holders.

The transaction is not structured so that approval of at least a majority of the unaffiliated shareholders is required.  Nevertheless, shareholders disagreeing with the transaction still have the right to dissent.  Per RCW 23B.13.210, shareholders wishing to dissent with the reverse stock split action being initiated by the board of directors and management may respond as follows:  (a) Deliver to Pacific Security Companies before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(d) Unaffiliated representative.

A majority of the directors who are not our employees did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for the purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of directors.

The transaction has been approved by the unanimous consent of all the directors.

(f) Other offers.

We have received no other offers .

Item 9.  Reports, Opinions, Appraisals and Negotiations.

(a) Report, opinion or appraisal.

We retained  Pagano Appraisal Group, LLC to provide an opinion on the fair value of our common stock.

(b) Preparer and summary of the report, opinion or appraisal.

The appraisal report was prepared by Pagano Appraisal Group, LLC, 4215 S.E. King Rd., Milwaukie, Oregon 97222. Pagano Appraisal Group specializes in the appraisal of businesses and business interests for gift and estate tax documentation, Employee stock ownership  plans (ESOPs), mergers and acquisitions, shareholder transactions, estate planning, buy/sell agreements, stock options, litigation support, arbitration, dissolution and various other appraisal purposes. The report itself was prepared by Mark P. Pagano. Mr. Pagano is an Accredited Senior Appraiser – Business Valuation by the American Society of Appraisers and is a Chartered Financial Analyst.

Pagano Appraisal Group is independent of the management, owners and agents of Pacific Security Financial, Inc. and has no present or prospective interest in the property that is the subject of their report, and has no personal interest or bias with respect to the parties involved. The fee for this engagement was in no way influenced by the results of the valuation analysis.

The following is a summary of the Pagano Appraisal Group report:

Opinions of the values of the common stock of Pacific Security  Companies, Inc. as of July  2004 were reached on several different bases.  The reason for the appraisal was to aid the Board of Directors in placing a value on the shares pursuant to a possible “going private” transaction to redeem the shares held by “unaffiliated” shareholders.  No other purpose is intended or should be inferred.  The shares in question are owned by numerous minority shareholders that are not related to the Guthrie family.

Value opinions of the common stock were provided on the following three distinct bases that are commonly used in the business appraisal profession: an unmarketable, minority interest; a marketable, minority interest; and an enterprise (or controlling interest) value.  An active trading market has never developed for the common stock of Pacific Security Companies, Inc.

The following factors were considered in arriving at our opinion:

1.

The nature and history of the enterprise.

2.

The economic outlook and condition of the specific industry.

3.

The book value of the stock and the financial condition of the business.

4.

The earnings capacity of the company.

5.

The dividend-paying capacity.

6.

The existence of goodwill or other intangible asset value.

7.

Prior sales of stock and the size of the block to be valued.

8.

Market prices of similar stocks actively traded in open markets.

9.

The transaction prices at which similar companies were sold in their entirety.

Based upon the various appraisal approaches employed, it is our opinion that a reasonable value range is zero to $0.52 per common share based on 1,078,278.98 total outstanding common shares as of June 30. 2004.  PSC was in a liquidation mode as of the appraisal date. The low value was based on the Company’s orderly liquidation value, which was estimated to be negative $0.33 per common share as of June 30, 2004. Since the value of common stock can drop no lower than zero, the latter set the lower end of the value range. The high value was based on PSC’s adjusted net asset value as a going concern, including some value for deferred tax benefits and excluding consideration of expected near-term losses. The value of the deferred tax benefits is highly speculative.

The appraisal was prepared in accordance with the Uniform Standards of Professional Appraisal Practice.  It adheres to standards set forth in the American Society of Appraisers’ Standards of Practice and Code of Ethics.

(c)  Availability of documents.

The Pagano Group Report will be made available for inspection and copying at our principal executive offices during regular business hours by any interested equity security holder or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) Source of funds.

The funds to pay the expenses of the reverse stock split will come from available cash. The Company does not intend to offer any consideration for the common stock acquired pursuant to the reverse split.

(b) Conditions.

There are no material conditions other than the approval of the majority of shares entitled to vote on the amendment to the Articles of Incorporation providing for the reverse stock split. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

(c) Expenses

We have paid or will be responsible for paying all of the above costs and expenses.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities ownership.

The following table sets forth as of July 31, 2004 information concerning the direct ownership of each class of equity securities by all directors and all directors and officers of the Company as a group:

 Amount of

 Shares and

 Nature of

    Title

 Beneficial

Percent

  of Class

Name of Beneficial Owner

 Ownership

of  Class

Common stock

Constance Guthrie

222,718.0

26.47

Common stock

Kevin Guthrie

222,718.0

20.68

Common stock

David Guthrie

222,718.0

20.68

Common stock

Julian Guthrie

196,838.4

18.28

Common stock

All directors and officers as a group

927,317.4

86.11

Preferred stock

Constance Guthrie

3,000

100.00%

Preferred stock

All directors and officers as a group

3,000

100.00%

(b) Securities transactions.

During the past six months the Company has made unsolicited purchases of its securities from certain unaffiliated shareholders.  The transactions were primarily accommodations made for the estates of deceased shareholders.

Date	Shares	$ Amount	Price/Share
2/19/04	820.1	$1,640.20	2.00
2/19/04	546.0	$1,092.00	2.00
3/18/04	515.6	$1,031.20	2.00
7/7/04	316.0	$ 632.00	2.00
7/27/04	30.9	$ 54.08	1.75
7/29/04	807.8	$1,413.65	1.75
7/29/04	180.7	$ 316.22	1.75

Item 12.  The Solicitation or Recommendation.

(a) Intent to tender.  - Not applicable

(b) Reasons.  -- Not applicable

(c) Intent to tender or vote in a going-private transaction.

It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

(d) Recommendations of others. – Not applicable

Item 13.  Financial Statements.

This information is incorporated by reference to the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows appearing in the Company's Form 10-K or the fiscal year ended July 31, 2003 and Form 10-Q for the nine months ended April 30, 2004 as filed with the Securities and Exchange Commission.  The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) through which the Form 10-K  and other information can be retrieved.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

We have not directly or indirectly employed or retained or intend to compensate any person or class of person to make solicitations or recommendations in connection with the transaction.

(b) Employees and corporate assets.

We do not intend to employ or use any officer, class of employees in connection with the transaction. The expenses set forth in item 10 are the only corporate assets to be used in connection with the transaction.

Item 15.  Additional Information.

Not applicable

Item 16.  Exhibits.

The following exhibits are provided as required by Item 1016 of Regulation MA:

(c)

Pagano Appraisal Group Report

(f)

Washington State Dissenters Rights

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ David L. Guthrie

_________________________________________

David L. Guthrie, President

October 22, 2004